FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  May 16, 2005

ACREX VENTURES LTD

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Monday, May 16, 2005

        Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

SHORT FORM OFFERING CLOSED

Acrex Ventures Ltd. (the “Company”) is pleased to announce that, further to its news release dated April 28, 2005, it has closed its Short Form Offering dated April 29, 2005 with Leede Financial Markets Inc. (“Leede”).  An aggregate 4,336,500 Units were sold at $0.12 per Unit, which raised gross proceeds of $520,380.  Each Unit consists of one (1) share of the Company and one-half (1/2) of a 1-year share purchase Warrant.  Each full Warrant will entitle the purchase of an additional share of the Company for $0.18 on or before May 16, 2006.

Leede has received a commission of 10% of the gross proceeds of the Offering and an option to acquire up to 520,380 Units at $0.12 per Unit exercisable on or before May 16, 2006.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

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